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                                                                     EXHIBIT 101

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                             WEEKLY DRILLING REPORT
                                19TH AUGUST 2003

MOOSE ST-1 EXPLORATION WELL

TYPE:                         Oil Exploration

LOCATION:                     PPL 238, Eastern Papuan Basin

                              145 degrees 11' 08.52" E, 06 degrees 57' 50.96" S

STATUS AT 1500 (EST):         Current depth 944m (3,097ft).

                              Further oil show in a siltstone confirmed at 840m (2,755ft) by CSIRO, Australia. Biostratigraphic data indicates this siltstone zone is mature for oil generation. This may be the source for previously announced oil shows in the fractured limestone.

                              Current operation drilling and coring ahead.
                              Equipment to flow test oil shows in fractured limestone section is being mobilised. A potential resource volume estimate for the fractured limestone is being prepared by third party experts.

PLANNED TOTAL DEPTH:          1700m

INTEREST:                     InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                     SPI (208) Limited

PROSPECT DESCRIPTION:         Anticline with Late Cretaceous sandstone (primary)
                              and Miocene-Eocene limestone (secondary) objectives.

FOR FURTHER INFORMATION:

NORTH AMERICA                              AUSTRALASIA
Gary M Duvall                              Anesti Dermedgoglou
Vice President, Corporate Development      Vice President, Investor Relations
InterOil Corporation                       InterOil Corporation
gary.duvall@interoil.com                   anesti@interoil.com
Houston, TX USA                            Cairns, Qld Australia
Phone: +1 281 292 1800                     Phone: +61 7 4046 4600

Lisa Elliott                               Andy Carroll
DRG&E                                      General Manager, Upstream Exploration
lelliott@drg-e.com                         InterOil Corporation
Phone: +1 713 529 6600                     Phone: +61 2 9279 2000